As filed with the Securities and Exchange Commission on January 22, 2008

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

SADIA S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_____________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Preferred Shares (Ações Preferenciais), without par value, of Sadia S.A.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$196.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-102013).

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of December 30, 2002, as amended and restated as of ____________, 2008, among Sadia S.A., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter Agreement among Sadia S.A. and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 22,  2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for preferred shares (ações preferenciais), without par value, of Sadia S.A.

By:

The Bank of New York,

  as Depositary

By:  /s/ Edgar Piedra

Name:  Edgar Piedra

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Sadia S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, State of São Paulo, Brazil on January 22, 2008.

SADIA S.A.

By:  /s/ Gilberto Tomazoni

Name:  Gilberto Tomazoni

Title:    Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Gilberto Tomazoni and Welson Teixeira, Jr., and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 22, 2008.

/s/ Walter Fontana Filho

/s/ Donald J. Puglisi

Name:  Walter Fontana Filho

Name:  Donald J. Puglisi

Chairman

Puglisi & Associates

Authorized U.S. Representative

/s/ Alcides Lopes Tápias

/s/ Welson Teixeira, Jr.

Name:  Alcides Lopes Tápias

Name:  Welson Teixeira, Jr.

Vice Chairman

Principal Accounting Officer and

Principal Financial Officer

/s/ Eduardo Fontana d’Ávila

/s/ Gilberto Tomazoni

Name:  Eduardo Fontana d’Ávila

Name:  Gilberto Tomazoni

Vice Chairman

Principal Executive Officer

/s/ Diva Helena Furlan

/s/ Luiza Helena Trajano Inácio Rodrigues

Name:  Diva Helena Furlan

Name:  Luiza Helena Trajano Inácio Rodrigues

Member of the Board of Directors

Member of the Board of Directors

/s/ Everaldo Nigro dos Santos

/s/ Marcelo Fontana

Name:  Everaldo Nigro dos Santos

Name:  Marcelo Fontana

Member of the Board of Directors

Member of the Board of Directors

/s/ Francisco Silverio Morales Cespede

/s/ Norberto Fatio

Name:  Francisco Silverio Morales Cespede

Name:  Norberto Fatio

Member of the Board of Directors

Member of the Board of Directors

/s/ José Marcos Konder Comparato

_____________________________

Name:  José Marcos Konder Comparato

Name:  Vicente Falconi Campos

Member of the Board of Directors

Member of the Board of Directors

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of December 30, 2002, as

amended and restated as of ______________, 2008, among

Sadia S.A., The Bank of New York as Depositary, and all

Owners and holders from time to time of American Depositary

Shares issued thereunder.

2

Form of Letter Agreement among Sadia S.A. and The Bank of

New York relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.